UNSEEN SOLAR, INC.
                               505 Camino Elevado
                                 Bonita Ca 91902
                                  619 247 9630


April 26, 2010

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C.  20549

Re: Your comment letter dated April 6, 2010
    Unseen Solar, Inc.
    Registration Statement on Form S-1
    File Number 333-165381

Dear  Ms. Long,

Thank you for your very helpful comments. I will number my responses to correspond with the number on your comments.

     1. Unseen Solar, Inc. does not believe or consider itself a Blank Check company. Please refer to comment 2 below.

     2. Rule 419 does not apply in as much as the Company has a specific business plan with a product based on a patent filed with the US government. Please see Management's Discussion and Analysis or Plan or Operation, including the Milestones stated therein. We have also added, on the front page, the suggested wording regarding blank check and reverse merger.

     3. We are unable to find SIC code 6770 and 3585 refers to air heating. We are heating water. We still believe 5074 is closer, although we agree it does not describe our product very well.

     4.   Done as requested. See Plan of Distribution.

     5. Dr., Myers does not plan at present to use any public advertising. He plans to use "word of mouth" and contact friends and business acquaintances and their friends and business associates and other present and past business associates and friends.

     6. We have removed the term "best efforts" and clarified that the subscription money will be returned if all of the offering is not sold within the offering period and that none of the proceeds will be available to the Company until all of the offering is sold and the offering is closed.
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                               UNSEEN SOLAR, INC.
                               505 Camino Elevado
                                 Bonita Ca 91902
                                  619 247 9630



     7.   We have removed the language about it being qualified.

     8.   We have added Abby Ertz's address.

     9.   Removed, as suggested.

     10. The Company would continue to try and obtain protection for its idea. However, the Company will continue with its business plan. The Company believes that since it is first with this idea it will be able to move the business forward.

     11.  We have made the requested clarification.

     12. Dr. Myers is qualified to be a director of the Company for the following reasons. 1). Dr. Myers is knowledgeable in the science of this product in that he holds a Master of Science degree in Physics.
          2). He is the inventor of the product. 3). He has used the product for over 30 years. Dr. Myers has been a principle of EFM Venture Group, Inc. for over 20 years and has been involved in both business and financial consulting.

     13.  Revised

     14.  Revised to show year end of January 31.

     15.  Done, as requested.

     16.  We have filed a revised legal opinion.

     17.  We have filed an updated auditor consent.

Sincerely,

UNSEEN SOLAR, INC.


/s/ Edward F. Myers
-------------------------------
Edward F. Myers
President

cc: Abby Ertz, Esq.